Castle Hill Capital Partners, Inc.

Statement of Financial Condition

December 31, 2015

ASSETS		
Cash	$	59,611
Accounts Receivable		170,362
TOTAL ASSETS	$	229,973
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$	23,326
SHAREHOLDERS' EQUITY	$	206,647
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	229,973

The accompanying notes are an integral part of these financial statements